EXHIBIT 21
SUBSIDIARIES OF REGISTRANT*

Name	Place of Incorporation

Kaydon Ring and Seal, Inc.	Delaware
Kaydon S. de R.L. de C.V.	Nuevo Leon, United Mexican States
Cooper Roller Bearing Company Limited	United Kingdom
Cooper Split Roller Bearing Corp.	Virginia
Cooper Geteilte Rollenlager GmbH	Germany
Industrial Tectonics Inc	Delaware
ITI Japan Trading Company	Delaware
Kaydon Custom Filtration Corporation	Delaware
Kaydon Acquisition XI, Inc.	Delaware
(d/b/a Canfield Technologies, Inc.)
Kaydon Acquisition XII, Inc.	Delaware
(d/b/a Tridan International, Inc.)
Indiana Precision, Inc.	Indiana
ACE Controls, Inc.	Michigan
ACE Controls International, Inc.	Delaware
ACE Japan, L.L.C.	Michigan
ACE Stossdaempfer, GmbH	Germany
Purafil, Inc.	Georgia
Purafil Europa B.V.	Netherlands
Spirolox, Inc.	Delaware

*	All of which are, directly or indirectly, wholly-owned by the Registrant.